UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it was contacted by BlackRock, Inc. with the following information:

“Dear Sirs,

1 BlackRock, Inc. (“BlackRock”), on behalf of some of its clients, as investment manager, informs that it has acquired preferred shares issued by Oi S.A. (“Company”), holding on January 20, 2016 an aggregate of 4,126,635 preferred shares and 3,762,082 American Depositary Receipts (“ADRs”) representing preferred shares, representing 5.01% of the total preferred shares issued by the Company and 65,606 derivative financial instruments indexed to preferred shares with financial settlement, representing 0.04% of the total preferred shares issued by the Company.

2 In order to comply with the provision on Article 12 of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) of January 3, 2012, as amended, Black Rock requires the Investor Relations Officer of the Company to disclose to the CVM and to the other relevant authorities the following information:

(i)	BlackRock is headquartered at 55 East 52nd Street, New York City, New York 10022-0002, USA;

(ii)	the equity interests held by BlackRock in aggregate are 4,126,635 preferred shares and 3,762,082 ADRs representing preferred shares, representing approximately 5.01% of the total preferred shares issued by the Company and 65,606 derivative financial instruments indexed to preferred shares with financial settlement, representing approximately 0.04% of the total preferred shares issued by the Company as specified in item 1 above;

(iii)	the abovementioned held equity interest are strictly for investment purposes, not aiming to change the control of the controlling interest or the Company’s management structure; and

(iv)	Black Rock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

3 We remain at your disposal for any further information you may require regarding this subject.

Best Regards,

BlackRock, Inc.

Pp. Renata Cardoso”

Rio de Janeiro, January 22, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer